                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)

                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

---------------------                             ------------------------------
CUSIP NO. 471109 10 8                                   Page 2 of 7 Pages
---------------------                             ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ -------------------------------------------------
                           7    SOLE VOTING POWER

                                735,689
      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                303,652
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  735,689
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,039,341
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             ------------------------------
CUSIP NO. 471109 10 8                                   Page 3 of 7 Pages
---------------------                             ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ -------------------------------------------------
                           7    SOLE VOTING POWER

                                0
      NUMBER OF         ------ -------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                303,652
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  303,652
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         303,652
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 12 to Schedule 13D ("Amendment No. 12") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation, a Delaware corporation (the "Company"). This Amendment No. 12 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 4, 2000, as amended, of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Askhen. Capitalized terms used in this Amendment No. 12 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         This Amendment No. 12 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580. All of the securities covered by this Schedule 13D reflect a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002.

Item 5.  Interest in Securities of the Issuer.

         The first through fourth paragraphs of Item 5 of the Schedule 13D are deleted in their entirety and replaced with the following:

         Mr. Franklin has sole voting and dispositive power with respect to 735,689 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Franklin sold 130,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. The 735,689 shares of Common Stock directly held by Mr. Franklin constitute approximately 5.1% of the outstanding shares of Common Stock of the Company. In addition, pursuant to the terms of a voting agreement, as described in item 6 of the
Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 303,652 shares of Common Stock held by Mr. Ian Ashken. Mr. Franklin disclaims beneficial ownership with respect to the 303,652 shares held by Mr. Ashken, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. The 1,039,341 shares of Common Stock collectively beneficially owned by Mr. Franklin and Mr. Ashken constitute approximately 7.2% of the outstanding shares of Common Stock. In addition, on July 2, 2002, Mr. Franklin was awarded options (the "Franklin Options") to purchase 500,000 shares of Common Stock pursuant to stock option agreements under Company stock plans. The options vest and become exercisable in four equal consecutive annual installments of 125,000 shares beginning on July 2, 2003, with the first tranche of 125,000 shares vesting on July 2, 2003. Assuming the exercise or vesting of all of the Franklin Options, Mr. Franklin would be the beneficial owner of 1,539,341 shares or 10.4% of the outstanding shares of Common Stock.

         Mr. Ashken has shared voting and sole dispositive power with respect to 303,652 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr. Ashken in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Ashken sold 45,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. On February 14, 2003, Mr. Ashken surrendered an additional 10,000 shares of Common Stock to the Company to repay approximately $259,500 of the outstanding amount under the Ashken Note (see Amendment No. 10 to the Schedule 13D for a description of the Ashken Note). The 303,652 shares of Common Stock directly held by Ian Ashken constitute approximately 2.1% of the outstanding shares of Common Stock of the Company. Pursuant to the terms of a voting agreement, as described in item 6 of the
Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 303,652 shares of Common Stock held by Mr. Ashken. Mr. Ashken disclaims beneficial ownership with respect to the 735,689 shares of Common Stock held by Mr. Franklin for the purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. In addition, on July 2, 2002, Mr. Ashken was awarded options (the "Ashken Options") to purchase 150,000 shares of Common Stock pursuant to stock option agreements under Company stock plans. The options vest and become exercisable in four equal consecutive annual installments of 37,500 shares beginning on July 2, 2003, with the first tranche of 37,500 shares vesting on July 2, 2003. Assuming the exercise or vesting of all of the Ashken Options, Mr. Ashken would be the beneficial owner of 453,652 shares or 3.1% of the outstanding shares of Common Stock of the Company.

         The foregoing percentage calculations are based on 14,370,601 issued and outstanding shares of Common Stock as of January 31, 2003.

         Except as provided in this Schedule 13D, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003.




                                             /s/ Martin E. Franklin
                                             -------------------------
                                             Martin E. Franklin




                                             /s/ Ian G.H. Ashken
                                             -------------------------
                                             Ian G.H. Ashken

                                   SCHEDULE A

------------------- -------------------  ------------------- -------------------
                    DATE OF TRANSACTION  NUMBER OF SHARES OF PRICE PER SHARE OF
                                          COMMON STOCK SOLD   COMMON STOCK SOLD
------------------- -------------------  ------------------- -------------------
Martin E. Franklin        11/5/02               3,897             $21.4643
------------------- -------------------  ------------------  -------------------
                          11/6/02              33,807             $21.2207
------------------- -------------------  ------------------  -------------------
                          11/7/02              21,875             $21.5853
------------------- -------------------  ------------------  -------------------
                          11/8/02              10,421             $20.7540
------------------- -------------------  ------------------  -------------------
                          2/10/03               5,172             $25.6667
------------------- -------------------  ------------------  -------------------
                          2/12/03              14,000             $25.1118
------------------- -------------------  ------------------  -------------------
                          2/13/03              19,880             $25.1316
------------------- -------------------  ------------------  -------------------
                          2/14/03              20,948             $24.9955
------------------- -------------------  ------------------  -------------------

------------------- -------------------  ------------------  -------------------
 Ian G. H. Ashken         11/5/02               1,003             $21.4643
------------------- -------------------  ------------------  -------------------
                          11/6/02               8,693             $21.2207
------------------- -------------------  ------------------  -------------------
                          11/7/02               5,625             $21.5853
------------------- -------------------  ------------------  -------------------
                          11/8/02               2,679             $20.7540
------------------- -------------------  ------------------  -------------------
                          2/10/03               2,328             $25.6667
------------------- -------------------  ------------------  -------------------
                          2/12/03               6,000             $25.1118
------------------- -------------------  ------------------  -------------------
                          2/13/03               8,520             $25.1316
------------------- -------------------  ------------------  -------------------
                          2/14/03              10,152             $24.9955
------------------- -------------------  ------------------  -------------------

------------------- -------------------  ------------------  -------------------